THE SMART TIRE COMPANY, INC.

Financial Statements For The Years Ended December 31, 2022 and 2021



Independent Auditor's Report

To Management and the Board of Directors
Smart Tire Company, Inc.
Upland, CA

Opinion

We have audited the accompanying financial statements of The Smart Tire Company, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021 , and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Smart Tire Company, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Smart Tire Company, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Smart Tire Company, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Smart Tire Company, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Smart Tire Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Jason M. Tyra, CPA, PLLC
Plano, TX
March 17, 2023

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE SMART TIRE COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 49,209	$ 845,099
Accounts Receivable	100,895	-
Inventory	5,158	-
Prepaid Expenses	2,500	57,628
Other Receivable	80	80
TOTAL CURRENT ASSETS	157,842	902,807
NON-CURRENT ASSETS		
Fixed Assets	164,360	58,465
Accumulated Depreciation	(22,283)	(5,847)
Security Deposit	14,329	14,329
TOTAL NON-CURRENT ASSETS	156,406	66,947
TOTAL ASSETS	$ 314,248	$ 969,754

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

1

THE SMART TIRE COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	49,204	41,661
Accrued Expenses	29,797	-
TOTAL CURRENT LIABILITIES	79,001	41,661
NON-CURRENT LIABILITIES		
SAFE	1,356,381	1,356,381
Related Party Loans	57,595	9,595
TOTAL LIABILITIES	1,492,977	1,407,637
SHAREHOLDERS' EQUITY		
Common Stock (11,683,886 shares authorized; 9,000,000 issued; $0.00001 par value)	90	90
Preferred Stock (1,683,887 shares authorized; 890,919 issued; $0.00001 par value)	9	-
Option Grants	1,625	-
Additional Paid in Capital	45,961	-
Retained Deficit	(1,226,415)	(437,973)
TOTAL SHAREHOLDERS' EQUITY	(1,178,730)	(437,883)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 314,248	$ 969,754

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

2

THE SMART TIRE COMPANY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Income		
Sales	$ 100,895	$ -
Cost of Goods Sold	10,243	
Gross Profit	90,652	-
Operating Expense		
Payroll	418,596	200,209
General & Administrative	185,872	152,766
Advertising & Marketing	73,929	9,631
Research & Development	75,324	34,303
Contractors & Professional Services	62,109	21,655
Rent	39,181	15,599
Depreciation	16,436	5,847
Stock Compensation Expense	1,625	90
	873,072	440,100
Net Loss from Operations	(782,420)	(440,100)
Other Income (Expense)		
Interest Earned	4,676	3,821
Taxes	(697)	(170)
Royalty Expense	(10,000)	-
Net Loss	$ (788,442)	$ (436,449)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	9,000,000	9,000,000
Net Loss per share	$ (0.09)	$ (0.05)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

3

THE SMART TIRE COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (788,442)	$ (436,449)
Change In Prepaid Expenses	55,128	(57,628)
Change In Accrued Expenses	29,797	-
Change in Depreciation	16,436	5,847
Change in Accounts Payable	7,543	41,661
Change in Other Receivable	-	(80)
Change In Inventory	(5,158)	-
Change In Accounts Receivable	(100,895)	-
Net Cash Flows From Operating Activities	(785,591)	(446,649)
Cash Flows From Investing Activities		
Refundable Security Deposit	-	(14,329)
Purchase of Fixed Assets	(105,895)	(58,465)
Net Cash Flows From Investing Activities	(105,895)	(72,794)
Cash Flows From Financing Activities		
Issuance of Related Party Loans	48,000	7,495
Increase in Additional Paid In Capital	45,961	-
Issuance of Option Grants	1,625	-
Issuance of Preferred Stock	9	-
Issuance of Common Stock	-	90
Issuance of SAFE Agreements	-	1,356,381
Net Cash Flows From Financing Activities	95,595	1,363,966
Cash at Beginning of Period	845,099	576
Net Increase (Decrease) In Cash	(795,891)	844,523
Cash at End of Period	$ 49,209	$ 845,099

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

4

THE SMART TIRE COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

| | Common Stock | | Preferred Stock | | Option | Additional Paid | Retained Deficit | Total Stockholders' |
	Number	Amount	Number	Amount	Grants	in Capital		Equity
Balance at December 31, 2020	-	$ -	-	$ -	$ -	$ -	$ (1,524)	$ (1,524)
Issuance of Stock	9,000,000	90						90
Net Loss							(436,449)	(436,449)
Balance at December 31, 2021	9,000,000	$ 90	-	$ -	$ -	$ -	$ (437,973)	$ (437,883)
Issuance of Stock			890,919	9	1,625	45,961		47,595
Net Loss							(788,442)	(788,442)
Balance at December 31, 2022	9,000,000	$ 90	890,919	$ 9	$ 1,625	$ 45,961	$ (1,226,415)	$ (1,178,730)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Smart Tire Company, LLC ("the Company") is a corporation organized under the State of Delaware domiciled in California. The Company designs and produces vehicle tires made from advanced materials.

In March of 2021, the Company reorganized as a Delaware corporation.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $788,442 and $436,449 in 2021, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 17, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of cost or market value.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from (1) technical services amounting to $50,895 in 2022 (2) sale of vehicle tires made from advanced materials amounting to $50,000 in 2022.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The company's fixed assets are comprised of property and equipment used for the operations of the business.

Prepaid Expenses

The Company makes advance payments as part of its Space Act Agreement with NASA. All of their services are paid in advance as a de facto retainer to keep the project funded.

Lease and Security Deposit

The Company currently occupies office space under a non-cancellable operating lease. The lease expires on August 31, 2026, and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

2023- $2,460

2024- $2,534
2025- $2,610
2026- $2,688

As part of the lease arrangement, a refundable security deposit was paid amounting to $14,329.

Interest Earned

As of December 31, 2022, and 2021, the Company earned bank account interest amounting to $4,676 and $3,821.

Intellectual Property

During 2021 and 2020, the Company entered into several agreements to license certain intellectual property from the U.S. National Aeronautics and Space Administration which it intends to use in its manufacturing processes ("the Intellectual Property").

The 2020 Intellectual Property agreement calls for 4.2% of net sales for products manufactured under license, to be paid to the licensor as a royalty, with a minimum payment of $3,000 per year beginning in the fourth year of the license agreement.

The 2021 Intellectual Property agreement calls for 2.5% of the first one million net sales, 3.0% of the next four million of net sales, and 4.0% of net sales in excess of five million for products manufactured under the license, to be paid to the licensor as a royalty, with an upfront fee of $5,000 upon the execution of the agreement. Broken out by its respective year, the company agreed to pay the licensor an annual minimum royalty of:

2022- $10,000
2023- $10,000
2024- $25,000
2025- $50,000

Advertising

The Company records advertising expenses in the year incurred.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic calculation of losses per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware domiciled in California.

NOTE D- DEBT

During the year ended December 31, 2021, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2022, the Company had $1,356,381 of SAFE obligations outstanding, with a valuation cap ranging from $8,000,000 or $50,000,000. Upon conversion, the SAFE agreements will convert into shares of preferred stock.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

Related Party Loans

Since 2020, the Company has issued a series of related party loans in exchange for cash for the purpose of funding continuing operations ("the Related Party Loans"). The loans bear no interest and are payable at a future date to be determined by management.

During late 2022, The Company issued a related party loan in exchange for cash for the purpose of funding continuing operations ("the Related Party Loans"). The loan bears interest at the rate of 6% per annum and is payable on July 1, 2023. The principal balance was accrued until a formal agreement was settled in 2023. As of December 31, 2022, the Company capitalized $0 in accrued interest related to the Notes.

NOTE E- EQUITY

Under the Company's Amended Articles of Incorporation, the Company is authorized to issue up to 11,683,886 shares of $0.00001 par value Common Stock and 1,683,887 shares of $0.00001 par value Preferred Stock. Preferred Stock is divided into 805,096 shares of Seed-1 Preferred Stock, 693,523 shares of Series Seed-2 Preferred Stock, 173,311 shares of Series Seed-3 Preferred Stock, and 11,957 shares of Series Seed-4 Preferred Stock. All issues of Preferred Stock share the same rights.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock	9,000,000
Series Seed-1 Preferred Stock	14,209
Series Seed-2 Preferred Stock	691,026

Series Seed-3 Preferred Stock	173,728
Series Seed-4 Preferred Stock	11,956

NOTE F- EQUITY BASED COMPENSATION

In 2021, the Board of Directors adopted the 2021 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,000,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2022, 950,000 shares remain issuable under the Plan.

During 2022 and 2021, the Company granted 0 and 50,000 stock options under the Plan to various advisors and employees, respectively. The granted options had an exercise price between $0.09 and $0.12, expire in four years, and vest over a four year-period. As of December 31, 2022, 13,542 stock options have fully vested.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2020 Outstanding at December 31, 2020	-	$ -	-
Granted	50,000	-	4.0
Expired/Forfeited	-	-	-
12/31/2021 Outstanding at December 31, 2021	50,000	-	4.0
Granted	-	-	-
Expired/Forfeited	-	-	-
12/31/2022 Outstanding at December 31, 2022	50,000	-	4.0

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022
Expected life (years)	4.0
Risk-free interest rate	0.02%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 17, 2023, the date that the financial statements were available to be issued.

Subsequent to the period, the Company amended and restated their articles of incorporation to increase the number of authorized common shares to 11,886,765 at $0.00001 par value and 1,886,765 of $0.00001 par value preferred stock. Preferred Stock is divided into 16,996 shares of Series Seed-1 Preferred Stock, 691,026 shares of Series Seed-2 Preferred Stock, 173,728 shares of Series Seed-3 Preferred Stock, 11,956 shares of Series Seed-4 Preferred Stock, 108,696 shares of Series Seed-5 Preferred Stock, and 884,363 shares of Series Seed-6 Preferred Stock.

Subsequent to the period, $1,356,381 of SAFE agreements converted into equity, based on the terms of the agreements. Upon conversion, the SAFE agreements converted into 876,710 preferred shares.

Subsequent to the period, the Company issued approximately 128,019 preferred shares in exchange for cash proceeds of approximately $600,011.